Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Place of incorporation and kind of legal entity	Effective interest held
Lasting Wisdom Holdings Limited (“Lasting”)	British Virgin Island, a limited liability company	100%

Pukung Limited (“Pukung”)	Hong Kong, a limited liability company	100%

Beijing Xinrongxin Industrial Development Co., Ltd. (“Xinrongxin”)	The PRC, a limited liability company	100%

Boyi (Liaoning) Technology Co.,Ltd (“Liaoning Boyi”)	The PRC, a limited liability company	100%

Dalian Boyi Technology Co., Ltd(“Dalian Boyi”)	The PRC, a limited liability company	100%

Chongqing Guanzan Technology Co., Ltd. (“Guanzan”)	The PRC, a limited liability company	100%

Chongqing Shude Pharmaceutical Co., Ltd.(“Shude”)	The PRC, a limited liability company	80%

Chongqing Lijiantang Pharmaceutical Co., Ltd.(“Lijiantang”)	The PRC, a limited liability company	100%

Bimai Pharmaceutical (Chongqing) Co., Ltd. (“Chongqing Bimai”)	The PRC, a limited liability company	100%